
05073347

Delivering Value
2005 Annual Report

MSC Industrial Direct Co., Inc.

2005 Financial Highlights


$39.9
$36.4
$52.1
$81.2
$112.3
2001
2002
2003
2004
2005
Net Income (in millions)


$0.57
$0.51
$0.77
$1.17
$1.61
2001
2002
2003
2004
2005
Earnings Per Share (diluted)

Fiscal Year Ended: (in thousands, except per share data)	9/1/01 53 wks	8/31/02 52 wks	8/30/03 52 wks	8/28/04 52 wks	08/27/05 52 wks
Consolidated Income Statement Data:					
Net sales	$ 869,231	$ 793,976	$ 844,663	$ 955,282	$1,099,915
Gross profit	375,140	346,160	379,698	430,369	504,075
Operating expenses	288,744	286,185	296,760	299,661	326,415
Income from operations	86,396	59,975	82,938	130,708	177,660
Income taxes	32,834	23,773	32,321	51,886	69,484
Net income	39,905	36,415	52,092	81,155	112,270
Net income per common share:					
Basic	.59	.53	.78	1.21	1.65
Diluted	.57	.51	.77	1.17	1.61
Weighted average common shares outstanding:					
Weighted average common shares outstanding:					
Basic	68,198	68,918	66,537	67,056	67,934
Diluted	69,449	70,783	67,912	69,548	69,889
Cash dividends declared per common share	–	–	$ .05	$ .29	$ 1.94*
Consolidated Balance Sheet Data (at Period End):					
Working capital	$ 281,673	$ 299,260	$ 353,940	$ 326,376	$ 339,194
Total assets	553,317	562,948	618,970	729,387	651,598
Short-term debt	214	213	169	142	151
Long-term debt, net of current portion	1,517	1,308	1,132	997	830
Shareholders' equity	466,143	474,679	510,355	618,206	530,416
Selected Operating Data:					
Active customers	315	329	343	344	343
Approximate number of SKUs	460	500	530	550	550
Orders entered	3,965	3,721	3,777	4,020	4,295
Number of publications mailed	37,700	36,000	33,500	28,200	28,600
Number of publication titles (not in thousands)	105	98	91	96	97

* Includes a special dividend of $1.50 per share.

Sid was a great man, a philanthropist; he was an extraordinary person in every respect. We could spend a long time talking about his accomplishments in our business and how he revolutionized the industry we serve, but nothing surpasses the integrity, values and sense of fairness that he set as the standard for our company 64 years ago. This is woven into the fabric of who we are today.

Sid's word was his bond and we follow in his footsteps.

Most remarkable to note is how he made people feel in every part of the company and how he impacted the lives of 3,100 associates and their families. No one has had a more profound impact on who MSC is and who we will always be.

We will be forever grateful to Sid Jacobson and always honor his memory.

Board of Directors
MSC Industrial Direct Co., Inc.



In Memoriam:
Sidney Jacobson
Chairman Emeritus
1918-2005

Our mission is to be the best industrial distributor in the world as measured by associates, customers, owners, and suppliers.


MSC
Industrial
Direct Co., Inc

To Our Fellow Shareholders:

Fiscal 2005 was a year of which everyone at MSC Industrial Direct Co., Inc. can be proud. Once again we met or exceeded all our operational and financial goals. Driven by our relentless focus on operational execution and supported by continued strength within our end markets, we gained additional market share, built our already strong financial position, and once again demonstrated the leverage inherent in our business model. In short, our performance was further evidence that MSC is a premier national supplier of maintenance, repair, and operations (MRO) products and services.

Record Financial Performance

We had another year of exceptional financial performance. The strength we saw in the economy during fiscal 2004 continued through fiscal 2005, and we continued to take share from the competition as well. Our growth within the manufacturing sector was matched by additional success in our program to diversify our revenue base with more non-manufacturing customers, including successful efforts to grow our business from the government sector.

For fiscal 2005, net sales rose 15.1% to $1.1 billion, from $955.3 million last year. This represented our first billion-dollar sales year in MSC's history, and marks a major milestone for the Company. Of our revenues for the year, 72% were generated from customers within the manufacturing sector, and 28% came from our non-manufacturing customer base. Geographically, we saw solid growth in all of our markets.

We have always complemented our sales growth with a focus on operating cost controls, and we continued this commitment in fiscal 2005. At the beginning of the year, we committed to converting 25% of each incremental revenue dollar into operating income, a concept we call "read-through." We are pleased to report that our outstanding operational execution resulted in our exceeding this target throughout the year, with our read-through percentage for fiscal 2005 reaching 32.5%, generating even greater operating leverage in the business.

Based on a 15.1% increase in net sales, we were able to generate an increase in operating income of 35.9% in fiscal 2005 to $177.7 million. Operating margins rose significantly to 16.2% in fiscal 2005, versus 13.7% in fiscal 2004. This profitability growth translated into an increase in net income of 38.3% to $112.3 million, or $1.61 per diluted share, from $81.2 million, or $1.17 per diluted share, in fiscal 2004. This marked yet another milestone for the Company, as it is the first time in our operating history that net income has exceeded the $100 million mark.

Fiscal 2005 also saw MSC continue to strengthen its financial position, increasing inventory turns and maintaining DSO's at levels comparable to fiscal 2004 despite the strong growth in revenues. Given the additional operational capacity inherent in our infrastructure, we were able to support our growth with only moderate capital expenditures. The result was free cash flow[1] for fiscal 2005 of $113.7 million, exceeding our net income generation for the year and increasing 95% over the free cash flow we generated in fiscal 2004. Invested cash at the end of the year totaled a strong $85 million.

While we are certainly very pleased to have achieved such strong financial performance in fiscal 2005, the year also saw us deliver value to all our stakeholders: our customers, our associates, our owners and our suppliers. It is this commitment to delivering value that has driven MSC to the position in the marketplace we enjoy today.


315
329
343
344
343
2001
2002
2003
2004
2005
Active Customers (in thousands)

Value to Our Customers

MSC has always operated under a relatively straightforward proposition: to provide our customers with the products they need to operate their businesses at a level of service second to none. We are their partners, and it's a proposition we take very seriously.

During fiscal 2005 we continued to deliver value to our customers. It was a year in which the manufacturing economy strengthened further, but it also brought with it the very real threats of rising energy and raw material costs. Against this backdrop, our customers sought an MRO supplier that could help them consolidate their purchasing, deliver the right products where they needed them and when they needed them, and, ultimately, reduce their overall purchasing costs. Throughout the year, MSC delivered.

During fiscal 2005 we maintained our unwavering commitment to providing our customers with the support they needed through unparalleled customer service. Powered by our remarkable team of over 3,000 associates, we ensured our customers received flawless execution and the highest level of attention possible. Order fill rates at our distribution centers remained strong at 99%, while the error rate on orders taken was less than one per thousand. Our call centers continued to provide our customers with outstanding service levels, as the call abandonment rate for the year remained below 1%. As these numbers show, our commitment to delivering value to our customers couldn't be any clearer.


460
500
530
550
550
2001
2002
2003
2004
2005
Number of SKUs (in thousands)

Additionally, our customers are always seeking ways to further reduce their purchasing costs and MSC is constantly introducing innovative solutions to assist them. During the year we continued our unparalleled commitment to e-commerce through MSCDirect.com, providing our customers with a technologically advanced, user-friendly online tool for managing their MRO needs. Our customers recognized the value of this offering and responded, as seen in its performance throughout the year. Over the course of fiscal 2005, revenues generated by MSCDirect.com grew 42.2% to $184.5 million, or 16.8% of our total revenues for the year, and ended the year at an annual revenue run rate of $201.2 million.

At MSC, we see ourselves as our customers' partners, often working closely with them to supply their needs and reduce their procurement costs. We continually add new customers as more and more companies recognize the benefits we can bring to their operations. What is perhaps more gratifying, however, is the frequency with which we win additional business from existing customers. This may be the ultimate confirmation of our value proposition.

[1] Free cash flow is defined as net cash provided by operating activities less expenditures for property, plant and equipment. Management considers free cash flow to be an important indicator of the Company's financial strength and the ability to generate liquidity because it reflects cash generated from operations that can be used for strategic initiatives, dividends, and repurchases of the Company's stock.

Value to Our Suppliers

Part of MSC's value proposition to its customers is the close relationship we have with our suppliers. Our growth in fiscal 2005 resulted in increased sales of their products, as our expanded sales force reached a broader cross-section of customers and offered them a wider array of MRO supplies. They also benefited from the strength of our balance sheet, which allowed us to process payments quickly, freeing up working capital that they could invest in their own operations.

We value the partnership we have with our suppliers and look forward to working with them closely in the future.


$869
$794
$845
$955
$1,100
2001
2002
2003
2004
2005
Net Sales (in millions)

Value to Our Associates

MSC wouldn't be in the position it's in today without a team of talented, dedicated associates driving the Company's success. It is our goal to employ the best and the brightest in the industry, and we are proud that it is a goal we continually meet.

The strong growth in our business, combined with our value-driven culture means that our associates are always challenged, and always provided with opportunities to further their careers at the Company. As they develop professionally, we support our associates with the resources they need. Over the course of the year we grew our sales force by 15%, supporting the outreach efforts of those already on the ground and bringing our total sales force to 520 by the end of fiscal 2005, up from 453 a year ago. We expect the sales force to continue to grow, rising to 550 by the end of the first half of fiscal 2006, as we continue our expansion plans.

MSC is a great place to work and we strive to be a place where our associates feel they can build a long-term career. They are the backbone of our business, and we thank them for all that they do on a daily basis.


$86.4
$60.0
$82.9
$130.7
$177.7
2001
2002
2003
2004
2005
Income from Operations
(in millions)

Value to Our Shareholders

MSC has always been focused on enhancing shareholder value, and fiscal 2005 was a great year for our shareholders. As we mentioned before, our record sales and earnings brought with them the generation of significant free cash flow. After making the necessary investment in our business to further our growth strategy, our strong cash performance allowed us to undertake a number of actions that resulted in the return of over $230 million to our shareholders. These actions included the payment of a one-time special dividend of $100 million in August, as well as the repurchase of 3,467,000 shares of MSC's Class A common stock over the course of the fiscal year.

Our commitment on this front continues. In June of 2005 we announced that the Board of Directors had authorized the repurchase of up to an additional five million shares of MSC's Class A Common Stock. In addition, we are constantly evaluating investments that will improve our positioning in the marketplace and, ultimately, deliver value to our shareholders.

Delivering Value in the Future

Our operational and financial results for fiscal 2005 demonstrate, yet again, MSC's unwavering commitment to achieving its goals. What makes this achievement even more notable, however, is that we were able to accomplish it while also undertaking a number of initiatives that will allow us to deliver additional value in the future.

During fiscal 2005 we made a number of investments in our business. We enhanced the search function on our e-commerce platform to further improve its usability for our customers. We invested in our direct mail program to ensure that our mailings are reaching the right customers and maximizing both our value to our customers and the returns to the Company on these efforts. We also invested in the realignment of our product base, removing underperforming SKU's and replacing them with more popular products while still ensuring that our customers receive a good/better/best choice.

Most importantly, however, fiscal 2005 marked our initial efforts to gain significant market share in the Western region of the U.S. Although we have had a Western presence over the past few years through our distribution center in Reno, Nevada, and our direct mail program, fiscal 2005 marked the beginning of a focused program to substantially increase our presence in the West. During the year, we opened a branch office in California, and have since been expanding our presence there. The West represents one of the largest concentrations of MRO consuming customers in the U.S., and our Reno facility positions us perfectly to take advantage of this market opportunity and continue our Western expansion into fiscal 2006 and beyond.

MSC has always prided itself on delivering value to its customers, associates, owners and suppliers. We are very pleased to say that we continued to do this in fiscal 2005, while at the same time generated record financial results and took the strategic steps necessary to ensure our future growth.

While our Company has a 64-year operating history, we believe we are still in the very early stages of a significant growth story. We are positioned well, both operationally and financially, to take advantage of the opportunities the market presents to us. We remain excited about our future and committed to our continued success, and thank our customers, associates, owners, and suppliers for their continued support.



MITCHELL JACOBSON



DAVID K. SANDLER

MITCHELL JACOBSON
Chairman of the Board

DAVID K. SANDLER
President and Chief Executive Officer

Locations

MSC's branches and distribution centers are strategically
ocated throughout the United States to serve our
istomers' needs quickly and efficiently. No matter
here they are, we deliver inventory to them fast.

2005 Financial Report



SELECTED FINANCIAL DATA.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The selected consolidated income statement data for the fiscal years ended August 30, 2003, August 28, 2004 and August 27, 2005 and the selected consolidated balance sheet data as of August 28, 2004 and August 27, 2005 are derived from MSC's audited consolidated financial statements which are included elsewhere herein. The selected consolidated income statement data for the fiscal year ended September 1, 2001 and August 31, 2002 and the selected consolidated balance sheet data as of September 1, 2001, August 31, 2002, and August 30, 2003 are derived from MSC's audited consolidated financial statements not included herein.

	Fiscal Years Ended				
	September 1, 2001 (53 weeks)	August 31, 2002 (52 weeks)	August 30, 2003 (52 weeks)	August 28, 2004 (52 weeks)	August 27, 2005 (52 weeks)
	(In thousands, except per share data)				
Consolidated Income Statement Data:					
Net sales	$ 869,231	$ 793,976	$ 844,663	$ 955,282	$ 1,099,915
Gross profit	375,140	346,160	379,698	430,369	504,075
Operating expenses	288,744	286,185	296,760	299,661	326,415
Income from operations	86,396	59,975	82,938	130,708	177,660
Income taxes	32,834	23,773	32,321	51,886	69,484
Net income	39,905	36,415	52,092	81,155	112,270
Net income per common share:					
Basic	0.59	0.53	0.78	1.21	1.65
Diluted	0.57	0.51	0.77	1.17	1.61
Weighted average common shares outstanding:					
Basic	68,198	68,918	66,537	67,056	67,934
Diluted	69,449	70,783	67,912	69,548	69,889
Cash dividends declared per common share	–	–	$ 0.05	$ 0.29	$ 1.94*
Consolidated Balance Sheet Data (at period end):					
Working capital	$ 281,673	$ 299,260	$ 353,940	$ 326,376	$ 339,194
Total assets	553,317	562,948	618,970	729,387	651,598
Short-term debt	214	213	169	142	151
Long-term debt, net of current portion	1,517	1,308	1,132	997	830
Shareholders' equity	466,143	474,679	510,355	618,206	530,416
Selected Operating Data:(1)					
Active customers	315	329	343	344	343
Approximate Number of SKUs	460	500	530	550	550
Orders entered	3,965	3,721	3,777	4,020	4,295
Number of publications mailed	37,700	36,000	33,500	28,200	28,600
Number of publication titles (not in thousands)	105	98	91	96	97

* Includes a special dividend of $1.50 per share.

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

General

Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

- expanding government and national account programs;
- expanding our direct sales force and increasing their productivity;
- increasing the number of product lines and SKUs offered including generic and imported products;
- targeting the circulation of our master catalog and our direct mail campaign;
- continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;
- expanding next day ground delivery into new markets; and
- maintaining excellent customer support service.

In the future, we intend to take advantage of the additional products offered and our expanded distribution capabilities through our direct marketing efforts and by increasing the size of our sales force; however, the costs associated with the sales force expansion and our direct marketing program will be incurred in advance of increased sales and may negatively impact operating margins in the short term. Historically, the Company has been able to acquire new customers and increase sales to existing customers through its direct marketing program, although there is no guarantee that this will continue in the future.

The Company is continuing to benefit from a strong U.S. economy as well as the execution of its growth strategies to increase revenues. Net sales increased 15.1% and 13.1% in fiscal 2005 and fiscal 2004, respectively, from the comparable prior year periods. We have been able to gain market share in the national account and government program sectors, which have become important components of our overall customer mix, revenue base, recent growth and planned business expansion. By expanding in these sectors, which involve customers with multiple locations and high volume MRO needs, we are diversifying our customer base beyond small and mid-sized customers, thereby reducing the cyclical nature of our business. We are continuing to increase the number of sales associates in existing markets and new markets, and the Company has opened up a new branch in the Los Angeles area with its own sales force as part of the Company's west coast expansion strategy. Sales related to the new branch did not have a significant impact on the Company's total sales for fiscal 2005. The Company has increased the number of sales associates (including those in the new Los Angeles area branch) to 520 at August 27, 2005 compared to 453 at August 28, 2004, and expects to continue to increase the sales force to approximately 550 by the end of February 2006.

By passing on most of our vendors' product price increases and independent freight carriers' surcharges and raising prices due to market conditions, the Company has been able to increase gross profit margins to 45.8% in fiscal 2005. The increase in gross margin percentage and net sales contributed to another year of strong cash flows. As a result of current and prior years cash flows, the Company was able to return approximately $234.5 million to shareholders in the form of dividends and Class A common stock repurchases.

As our sales have increased in fiscal 2005, we have seen an increase in operating expenses to support the sales growth (primarily payroll related costs and freight expenses) and increases in medical benefits expenses. Operating expenses have increased by 8.9% in fiscal 2005 compared to fiscal 2004. However, the increase in gross margin and operating leverage from prior investments in our infrastructure enabled the Company to increase operating margins to 16.2% for fiscal 2005 as compared to 13.7% in fiscal 2004. We expect operating expenses to continue to increase during fiscal 2006 as a result of increased sales volume, inflation in our salary costs, increased spending on sales force expansion and increased freight and utility costs due to rising energy prices.

During fiscal 2005, we have kept direct mail advertising levels comparable to fiscal 2004 levels. As part of the Company's focus to lower costs throughout the business and increase the productivity of the direct marketing efforts, mailing levels were reduced over the last two fiscal years (15.8% and 6.9% reduction in fiscal 2004 and fiscal 2003, respectively). The Company's focus on discontinuing mailings to smaller accounts that made limited purchases over the last 12 months has led to an expected decrease in the number of active customers. The number of active customers (defined as those that have made at least one purchase in the last 12 months) at August 27, 2005 is approximately 343,000, as compared to 344,000 at August 28, 2004. We continue to see the benefits of our more focused mailing strategy as our sales per advertising piece continues to grow. During fiscal 2006, we expect mailing levels to increase slightly over fiscal 2005 levels.

The Institute for Supply Management ("ISM") index, which measures the economic activity of the U.S. manufacturing sector, is important to our planning because it historically has been an indicator of our manufacturing customers' activity. Approximately 72% of our revenues came from sales in the manufacturing sector during fiscal 2005, including some national account customers. For the first nine months of fiscal 2005 the ISM was generally decreasing each month. However, the ISM has risen sharply since then and is currently at 59.1% for the month of October 2005. This level indicates growth for the industrial economy and based on historical information, has been a good predictor of future sales growth for the Company. It is possible that the impact of rising energy prices and interest rates and raw material availability will have an adverse effect on customer order flow. We believe that companies will be seeking cost reductions and shorter cycle times from their suppliers. Our business model focuses on providing overall procurement cost reduction and just-in-time delivery to meet our customers' needs. To meet our customers' needs and our business goals, we will seek to continue to drive cost reduction throughout our business through cost saving strategies and increased leverage from our existing infrastructure, and continue to provide additional procurement cost savings solutions to our customers through technology such as with our Customer Managed Inventory and Vendor Managed Inventory programs.

Results Of Operations

The following table shows selected items of MSC's Consolidated Statement of Operations, percentages of sales and comparisons between the fiscal years ended August 27, 2005 and August 28, 2004, and between the fiscal years ended August 28, 2004 and August 30, 2003.

Results of Operations—

Net Sales

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
			(Dollars in thousands)			
Net Sales	$ 1,099,915	$ 955,282	15.1%	$ 955,282	$ 844,663	13.1%

The increase in net sales during fiscal 2005 and fiscal 2004 was primarily the result of an increase in sales to existing customers and the growth of our national accounts and government programs. Sales to manufacturing and non-manufacturing sectors grew 14.3% and 16.7%, respectively in fiscal 2005 and 12.5% and 14.7% respectively, in fiscal 2004.

The primary reasons for the increase in sales to existing customers during fiscal 2005 and fiscal 2004 is a combination of the success of our sales force in expanding the accounts as well as the continued strength of the U.S. economy. Our national account and government programs sales initiative continued to be successful throughout fiscal 2005 and fiscal 2004, and contributed strongly to the Company's total sales growth and the diversification of our customer mix and revenue base. We expect this to continue into fiscal 2006. The growth of the national account and government programs (these customers tend to order larger amounts) and the strong U.S. economy are the primary reasons for the increase in average order size to approximately $256 for fiscal 2005 from $237 in fiscal 2004 and $224 in fiscal 2003. These large customers tend to require advanced e-commerce capabilities. We believe that our ability to transact with our customers through various portals and directly through our website, MSCDirect.com, gives us a competitive advantage over smaller suppliers. Sales through MSCDirect.com increased to $184.5 million for fiscal 2005 from $129.7 million in fiscal 2004 and $90.1 million in fiscal 2003, an increase of 42.3% and 44.0% for fiscal 2005 and fiscal 2004, respectively. As our national account and government programs continue to grow we will benefit from processing more sales through electronic transactions that carry lower operating costs than orders processed manually through our call centers and branches. These cost savings may be offset by the lower gross margins on national accounts and government business.

The Company grew the field sales force to 520 associates at August 27, 2005, from 453 at August 28, 2004 and 428 at August 30, 2003, an increase of approximately 14.8% and 5.8% for fiscal 2005 and fiscal 2004, respectively, as part of our strategy to acquire new accounts and expand existing accounts across all customer types. Included in the sales force numbers in fiscal 2005 is the sales team for the Los Angeles area branch that was opened in fiscal 2005 as part of the Company's west coast expansion. Sales related to the new branch did not have a significant impact on the Company's total sales during fiscal 2005. The Company plans to continue to increase the size of the sales force in fiscal 2006 which includes adding additional sales associates to continue to execute on its west coast expansion.

We introduced approximately 22,000 new SKUs in our fiscal 2005 catalog and removed approximately 22,000 non-productive SKUs. We believe that the new SKUs improve the overall quality of our offering and will be important factors in our sales growth. The Company added approximately 21,000 new SKUs and removed approximately 25,000 existing SKUs in its fiscal 2006 catalog which was distributed in September 2005.

Gross Profit

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
	(Dollars in thousands)					
Gross Profit	$ 504,075	$ 430,369	17.1%	$ 430,369	$ 379,698	13.3%
Gross Profit Margin	45.8%	45.1%		45.1%	45.0%	

The increase in gross profit margin in fiscal 2005 to 45.8% is primarily attributable to the Company passing along most vendor and independent freight carrier price increases incurred during fiscal 2005, raising prices on certain SKUs based on market conditions, increased rebate revenue due to higher buying levels to support sales growth, increased efforts to buy better by employing competitive reverse auctions, the benefits of volume buying from our vendors, and expanding our selection of higher margin imported private label and generic products coupled with a strong U.S. economy. As our national account and government programs sales continue to grow, the Company will face continued pressures on maintaining this gross profit margin because these customers receive lower pricing due to their higher sales volumes. However, we believe that the progress of our existing programs to increase gross margin will outweigh the impact of reduced margins on the national and government program sales leading to a modest increase in gross margins in fiscal 2006.

The slight increase in gross margin in fiscal 2004 to 45.1% is primarily attributable to increased efforts to buy better by employing competitive reverse auctions, the benefits of volume buying from our vendors, and expanding our selection of higher margin imported private label and generic products coupled with the strengthening U.S. economy.

Operating Expenses

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
	(Dollars in thousands)					
Operating Expenses	$ 326,415	$ 299,661	8.9%	$ 299,661	$ 296,760	1.0%
Percentage of Net Sales	29.7%	31.4%		31.4%	35.1%	

The dollar increase in operating expenses for fiscal 2005 as compared to fiscal 2004 was primarily the result of an increase in payroll and payroll related costs and an increase in freight expense to support increased sales. The increase in freight expense includes the freight cost surcharges discussed above, most of which were passed along to customers. During the fourth quarter of fiscal 2005, the Company incurred a charge to operating expenses of $0.8 million related to the settlement of a patent infringement claim.

Payroll and payroll related costs continue to make up a significant portion of our operating expenses. These costs increased in 2005 compared to 2004 primarily as a result of an increase in headcount, annual payroll increases, medical benefits expense and accruals for incentive compensation, as internal performance goals have been exceeded. The increase in headcount is primarily the result of an increase in sales associates as part of our overall growth strategy (which includes additional sales associates in the new Los Angeles area branch) to build sales as well as an increase in personnel in our distribution centers and branches to handle increased sales volume. We expect to continue to build the sales force during fiscal 2006 which will result in increased payroll and payroll related costs.

The Company has experienced an increase in the cost of claims filed by participants for medical expenses for its self-insured group health plan. As such, the Company has continued to record increases to its medical costs during fiscal 2005 resulting in a significant increase in operating expenses. Medical costs were approximately $2.5 million greater in the fourth quarter of fiscal 2005 as compared to the fourth quarter of fiscal 2004, in part because last year's fourth quarter reflected exceptionally good experience as compared to our experience for fiscal 2005. It is uncertain as to whether the medical costs will continue to increase during fiscal 2006.

The decrease in operating expenses as a percentage of net sales for fiscal 2005 as compared to fiscal 2004 is primarily the result of productivity gains and the allocation of fixed expenses over a larger revenue base.

The dollar increase in operating expenses for fiscal 2004 as compared to fiscal 2003 was primarily the result of an increase in freight expense to support increased sales and an increase in payroll and payroll related costs offset by a decrease in depreciation and advertising expenses.

Payroll and payroll related costs increased in fiscal 2004 as a result of annual payroll increases as well as an increase in head count offset by lower medical costs related to the Company's self-insured medical plan. The decrease in medical costs during fiscal 2004 is a result of an improvement in the Company's loss experience as well as implementation of cost saving strategies such as a small increase to plan deductibles and a small increase to co-payment amounts.

Advertising expense decreased during fiscal 2004 primarily due to a planned 15% reduction of the fiscal 2003 mailing levels. This was a result of our strategy to increase the sales per piece mailed by discontinuing mailings to customers who have had few purchases from the Company in the last 12 months.

As a percentage of net sales, operating expenses decreased from 35.1% to 31.4%, primarily as the result of productivity gains and the allocation of fixed expenses over a larger revenue base.

Income From Operations

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
			(Dollars in thousands)			
Income from Operations	$ 177,660	$ 130,708	35.9%	$ 130,708	$ 82,938	57.6%
Percentage of Net Sales	16.2%	13.7%		13.7%	9.8%	

The dollar increase in income from operations for fiscal 2005 and fiscal 2004 was primarily attributable to the increase in net sales offset in part by the increase in operating expenses as described above. As a percentage of net sales, the increase is primarily the result of the distribution of expenses over a larger revenue base and the increase in gross profit margin as described above offset by the dollar increase in operating expenses also described above.

Interest Income, Net

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
			(Dollars in thousands)			
Interest Income, Net	$ 3,973	$ 1,979	100.8%	$ 1,979	$ 1,387	42.7%

The increase in interest income for fiscal 2005 and fiscal 2004 is a result of higher average cash and investments balances and higher interest rates. The Company's cash and investment balances have decreased during the third and fourth quarters of fiscal 2005 as the result of purchases of the Company's Class A common stock and the payment of the $1.50 per share special dividend. As such, the interest income is expected to decrease in fiscal 2006.

Provision for Income Taxes

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
			(Dollars in thousands)			
Provision for Income Taxes	$ 69,484	$ 51,886	33.9%	$ 51,886	$ 32,321	60.5%
Effective Tax Rate	38.2%	39.0%		39.0%	38.3%	

In fiscal 2005, the Company was able to reduce its effective tax rate to 38.2%. The change in rate is a result of an increase in tax exempt interest income from investments and unlike fiscal 2004, actual results did not require an increase in state tax requirements. The reduction in the effective tax rate resulted in a $1.4 million decrease in income tax expense in the fourth quarter of fiscal 2005. The Company anticipates that the effective tax rate for fiscal 2006 will be approximately 38.5%.

The increase in the effective tax rate for fiscal 2004 was primarily a result of increased state taxes in fiscal 2004.

Net Income

	Fiscal Years Ended			Fiscal Years Ended		
	August 27, 2005	August 28, 2004	Percentage Change	August 28, 2004	August 30, 2003	Percentage Change
			(Dollars in thousands)			
Net Income	$ 112,270	$ 81,155	38.3%	$ 81,155	$ 52,092	55.8%
Diluted Earnings Per Share	$ 1.61	$ 1.17	37.6%	$ 1.17	$ .77	51.9%

The factors which affected net income and diluted earnings per share for fiscal 2005 and fiscal 2004 as compared to prior periods have been discussed above. The full impact of the Company's repurchase of approximately 3.5 million shares of Class A common stock in fiscal 2005 on the annual weighted average shares outstanding calculation will not be reflected until fiscal 2006.

Quarterly Results and Seasonality

The following table sets forth unaudited financial data for each of MSC's last eight fiscal quarters.

	Fiscal Year Ended August 28, 2004				Fiscal Year Ended August 27, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
				(Dollars in thousands) (Unaudited)				
Consolidated Income Statement Data:								
Net sales	$ 222,761	$ 230,537	$ 255,297	$ 246,687	$ 263,328	$ 271,365	$ 288,465	$ 276,757
Gross profit	100,260	104,279	114,880	110,950	118,801	124,862	133,005	127,407
Income from operations	26,891	30,002	37,887	35,928	41,897	43,899	48,958	42,906
Net income	16,476	18,542	23,873	22,264	25,987	27,419	30,688	28,176
Net income per share:								
Basic	.25	.28	.35	.33	.38	.40	.45	.43
Diluted	.24	.27	.34	.32	.37	.39	.44	.42

We have generally experienced slightly lower sales volumes during the summer months, and we expect this trend to continue in the foreseeable future. As a result, net income in the fourth fiscal quarter is historically somewhat lower than in the third fiscal quarter, due largely to the continuation of our fixed costs during slower sales periods.

Liquidity and Capital Resources

Our primary capital needs have been to fund the working capital requirements necessitated by our sales growth, adding new products, and facilities expansions. Our primary source of financing has been cash generated from operations. Taken as a whole, cash, cash equivalents and all available-for-sale securities decreased by approximately $97.8 million to $85.5 million at August 27, 2005 from $183.3 million at August 28, 2004. The decrease is primarily attributable to the payment of the special dividend and repurchases of common stock offset by cash generated from operations as discussed below.

The Company allowed its former credit facility to expire on October 31, 2004. Under the credit facility, the maximum permitted borrowings were $110.0 million under an unsecured revolving credit agreement. As of August 28, 2004, the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants. The Company has obtained an uncommitted $30.0 million line of credit, up to $5.0 million of this amount can be used for letters of credit, with a large financial institution (the "Lender"). The Company can draw funds on this line subject to future due diligence and negotiation with the Lender. Borrowings will bear interest at rates mutually agreed to when a borrowing request is made. The Company expects borrowings to bear interest at the banks base prime rate in effect (6.5% at August 27, 2005) or, at the Company's option, 0.75% above the reserve adjusted LIBOR rates for loans with interest periods of thirty, sixty or ninety days. There are no covenants associated with this line of credit and no funds have been drawn down to date. We anticipate cash flows from operations, available cash resources and available lines of credit will be adequate to support our operations for the next 12 months.

Net cash provided by operating activities for the fiscal years ended August 27, 2005 and August 28, 2004 was $125.1 million and $66.9 million, respectively. The increase of approximately $58.2 million in net cash provided from operations resulted primarily from higher net income combined with lower growth in inventory and accounts receivable.

Net cash provided by investing activities for the fiscal year ended August 27, 2005 was $87.4 million and the net cash used in investing activities for the fiscal year ended August 28, 2004 was $152.7 million. The net cash provided from investing activities in fiscal 2005 is a result of the net sales of available-for-sale investments to fund the special dividend, offset by purchases of property plant and equipment. The usage of cash in fiscal 2004 was primarily the result of the Company's decision to invest approximately $144.1 million of its cash equivalents in available-for-sale securities during fiscal 2004 and purchases of property plant and equipment.

Net cash used in financing activities for the fiscal year ended August 27, 2005 was $211.0 million. Net cash provided by financing activities for the fiscal year ended August 28, 2004 was $11.0 million. The cash used in financing activities for fiscal 2005 was primarily attributable to the quarterly and special cash dividends paid to shareholders and the Company repurchasing shares of Class A common stock offset by the proceeds from the exercise of Class A common stock options. The cash provided by financing activities in fiscal 2004 resulted primarily from the proceeds from exercise of Class A common stock options offset by the quarterly cash dividend paid to shareholders and Company repurchases of Class A common stock.

On June 29, 2005 the Board of Directors reaffirmed and replenished the Company's stock purchase plan so that the total number of shares of Class A common stock authorized for future repurchase on the open market was restored to 5,000,000 shares. The stock repurchase plan allows the Company to repurchase shares at any time and in any increments it deems appropriate in accordance with Rule 10(b)-18 of the Securities Exchange Act of 1934, as amended. Based upon market conditions, future expectations, the Company's strong cash position and the evident value to shareholders, the Company repurchased 3,467,000 shares of the Company's Class A common stock (prior to the replenishment on June 29, 2005) in the open market at a cost of $104.8 million and 250,000 shares in the open market at a cost of $6.8 million in fiscal 2005 and fiscal 2004, respectively. The Company currently anticipates that it may make further repurchases based upon market conditions. The Company has adequate cash reserves to fund such future repurchases. The Company reissued approximately 71,000 and 62,000 shares of treasury stock during fiscal 2005 and fiscal 2004, respectively, to fund the associate stock purchase plan.

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. This policy is reviewed regularly by the Board of Directors. In fiscal 2005, in addition to the regular quarterly cash dividends, on June 29, 2005 the Board of Directors approved a special cash dividend of $1.50 per share resulting in a cash payout of approximately $99.8 million on August 15, 2005 to holders of record on August 8, 2005.

On October 21, 2005, the Board of Directors approved a quarterly dividend of $0.12 per share payable on November 10, 2005 to shareholders of record at the close of business on November 3, 2005. The dividend of $0.12 per share will result in a quarterly payout of approximately $8.0 million.

As a result of expanding storage capacity in our Reno distribution center and implementing operational enhancements in other distribution centers, we may have an increase in capital expenditures in fiscal 2006. The Company has adequate resources to fund these plans out of cash, available-for-sale investments and its line of credit.

Related Party Transactions

The Company is affiliated with two real estate entities (together, the "Affiliates") which are owned primarily by the Company's principal shareholders. The Company paid rent under operating leases to Affiliates of approximately $1.7 million, $1.8 million and $1.9 million for fiscal 2005, 2004, and 2003 respectively. In the opinion of the Company's management, based on its market research, the leases with Affiliates are on terms which approximate fair market value. See Note 11 to the Consolidated Financial Statements and "Contractual Obligations" below for discussion of related-party transactions with the various real estate entities.

Contractual Obligations

The following table summarizes our contractual obligations at August 27, 2005 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$ 11,751	$ 4,284	$ 5,938	$ 1,426	$ 103
Operating lease obligations with affiliates(1)	31,487	1,736	3,490	3,492	22,769
Total operating leases	43,238	6,020	9,428	4,918	22,872
Long-term notes payable	981	151	306	336	188
Total	$ 44,219	$ 6,171	$ 9,734	$ 5,254	$ 23,060

(1) Certain of the operations of the Company are conducted on leased premises, two of which are leased from Affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2009.

The Company believes that existing cash and investment balances together with cash generated from operations and amounts available under the Company's $30 million line of credit will be sufficient to meet the Company's projected working capital and other cash flow requirements for the next five years.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

The Company makes estimates, judgments and assumptions in determining the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimates are used to form the basis for making judgments about the carrying values of assets and liabilities and the amount of revenues and expenses reported that are not readily apparent from other sources. Actual results may differ from these estimates. The Company's significant accounting policies are described in the notes to the consolidated financial statements. The accounting policies described below are impacted by the Company's critical accounting estimates.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers' financial condition and collateral is generally not required. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit-worthiness. The Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and adjusts it for changes in the overall aging of accounts receivable as well as specifically identified customers that are having difficulty meeting their financial obligations (e.g. bankruptcy, etc.). Historically, there has not been significant volatility in our bad debt expense due to strict adherence to our credit policy.

Inventory Valuation Reserve

Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost or market. Management evaluates the need to record adjustments to reduce inventory to net realizable value on a quarterly basis. The reserve is initially provided for based on a percentage of sales. Each quarter items to be liquidated are specifically identified and written-down, using historical data and reasonable assumptions, to its estimated market value, if less than its cost. Inherent in the estimates of market value are management's estimates related to customer demand, technological and/or market obsolescence, possible alternative uses and ultimate realization of excess inventory.

Sales Returns

The Company establishes a reserve for anticipated sales returns based on historical return rates. The return rates are periodically analyzed for changes in current return trends. Historically, material adjustments to the estimated sales reserve have not been required based on actual returns. In the second quarter of fiscal 2005, based on an improvement in return trends the Company was able to adjust the reserve downward. If future returns are materially greater than estimated returns the sales return reserve may need to be increased which would adversely impact recorded sales.

Reserve for Self-insured Group Health Plan

The Company has a self-insured group health plan. The Company is responsible for all covered claims to a maximum liability of $300,000 per participant during a September 1 plan year. Benefits paid in excess of $300,000 are reimbursed to the plan under the Company's stop loss policy. Due to the time lag between the time claims are incurred and the time claims are paid by the Company, a reserve for these incurred but not reported ("IBNR") amounts is established. The amount of this reserve is reviewed quarterly and is evaluated based on a historical analysis of claim trends, reporting and processing lag times and medical costs inflation. In the second quarter of fiscal 2005, the Company increased the IBNR reserve due to a trend of increased dollar amounts of medical claims by plan participants. If this trend continues, the IBNR reserve may continue to increase.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "*Share-Based Payment*" ("FAS 123R"). FAS 123R is a revision of Financial Accounting Standards No. 123, as amended, "*Accounting for Stock-Based Compensation*" ("FAS 123") and supercedes Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*". FAS 123R eliminates the alternative to use the intrinsic value method of accounting that was provided in FAS 123, which generally resulted in no compensation expense being recorded in the financial statements related to the issuance of equity awards to employees. FAS 123R requires us to measure all employee stock-based compensation awards using a fair value method and to record such expense in our consolidated financial statements, as opposed to the pro forma note presentation previously used. The Company adopted FAS 123R at the beginning of our first quarter in fiscal 2006, and are applying the provisions of the statement prospectively for any newly issued, modified or settled award after the date of initial adoption, as well as for any awards that were granted prior to the adoption date for which the requisite service period has not been provided as of the adoption date. We intend to continue to use the Black-Scholes option pricing model to calculate total stock compensation expense. However, we expect that the impact to diluted earnings per share will be greater in fiscal 2006 than that of fiscal 2005 and fiscal 2004 pro-forma note presentation in the notes to the financial statements. This is primarily the result of a reduction in the expected tax benefits related to disqualifying dispositions. We estimate that stock compensation, net of related tax benefits, will account for approximately $0.09 in dilution in earnings per share for fiscal 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company has obtained an uncommitted $30.0 million line of credit, up to $5.0 million of this amount can be used for letters of credit, with a large financial institution (the "Lender"). The Company can draw funds on this line subject to future due diligence and negotiation with the Lender. Borrowings will bear interest at rates mutually agreed to when a borrowing request is made. The Company expects borrowings to bear interest at the banks base prime rate in effect (6.5% at August 27, 2005) or, at the Company's option, 0.75% above the reserve adjusted LIBOR rates for loans with interest periods of thirty, sixty or ninety days. There are no covenants associated with this line of credit and no funds have been drawn down to date.

The Company also has a long term note payable in the amount of approximately $1.0 million to the Pennsylvania Industrial Development Authority which is secured by the land on which the Harrisburg, Pennsylvania distribution center is located, which bears interest at 3% per annum and is payable in monthly installments of approximately $15,000 (includes principal and interest) through September 2011.

The Company maintains an investment portfolio of municipal notes and bonds and corporate bonds of varying maturities. These securities, which are held for purposes other than trading, are classified as available-for-sale and, consequently, are recorded on the consolidated balance sheet at fair value. Approximately 57% of the investments are comprised of variable interest rate debt securities that reset to market prevailing rates at various intervals, thus limiting the exposure to fair value fluctuations for changes in interest rates. The remaining 43% of the investment portfolio is comprised of fixed interest rate debt securities.

For the fixed interest rate debt securities, a rise in interest rates could have an adverse impact on the fair value of these securities, whereas, a decrease in interest rates could have a favorable impact on the fair value of these securities. To estimate the impact of a potential change in interest rates on the valuation of the fixed rate debt securities held at August 27, 2005, a modeling technique was used that assumes that market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 150 basis points. Based on this modeling technique, an increase in interest rates of 150 basis points would reduce the estimated valuation of these securities by approximately $340,000. Conversely, a decrease in interest rates of 150 basis points would increase the estimated valuation by approximately $340,000.

Unrealized gains and losses on available-for-sale securities, that are considered to be temporary, are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the first-in, first-out method.

In addition, the Company's interest income is most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents and investments in available-for-sale securities.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

The management of MSC Industrial Direct Company, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. MSC Industrial Direct Company, Inc.'s internal control system was designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance to MSC Industrial Direct Company, Inc.'s management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are being recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance that a restatement of our financial statements would be prevented or detected.

MSC Industrial Direct Company, Inc.'s management assessed the effectiveness of MSC Industrial Direct Company, Inc.'s internal control over financial reporting as of August 27, 2005, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) *Internal Control—Integrated Framework*. Based on its assessment under that framework and the criteria established therein, MSC Industrial Direct Company, Inc.'s management concluded that MSC Industrial Direct Company, Inc.'s internal control over financial reporting was effective as of August 27, 2005.

There were no changes in MSC Industrial Direct Company's, Inc.'s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, MSC Industrial Direct Company, Inc.'s internal control over financial reporting.

Ernst & Young LLP, an independent registered public accounting firm, has audited management's assessment of the effectiveness of MSC Industrial Direct Company, Inc.'s internal control over financial reporting as of August 27, 2005, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
MSC Industrial Direct Co., Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that MSC Industrial Direct Co., Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of August 27, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MSC Industrial Direct Co., Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MSC Industrial Direct Co., Inc. and Subsidiaries maintained effective internal control over financial reporting as of August 27, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, MSC Industrial Direct Co., Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 27, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MSC Industrial Direct Co., Inc. and Subsidiaries as of August 27, 2005 and August 28, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 27, 2005 and our report dated November 9, 2005 expressed an unqualified opinion.

Ernst + Young LLP

Melville, NY
November 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
MSC Industrial Direct Co., Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of MSC Industrial Direct Co., Inc. and Subsidiaries as of August 27, 2005 and August 28, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 27, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MSC Industrial Direct Co., Inc. and Subsidiaries at August 27, 2005 and August 28, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 27, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MSC Industrial Direct Co., Inc. and Subsidiaries' internal control over financial reporting as of August 27, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Melville, NY
November 9, 2005

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	August 27, 2005	August 28, 2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 41,020	$ 39,517
Available-for-sale securities	4,254	6,000
Accounts receivable, net of allowance for doubtful accounts of $2,547 and $2,447, respectively	126,501	114,077
Inventories	231,199	225,427
Prepaid expenses and other current assets	18,856	16,368
Deferred income taxes	10,166	10,000
Total current assets	431,996	411,389
Available-for-sale securities	40,224	137,797
Property, plant and equipment, net	102,219	103,284
Goodwill	63,202	63,202
Other assets	13,957	13,715
Total Assets	$ 651,598	$ 729,387
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 36,571	$ 36,233
Accrued liabilities	56,080	48,638
Current portion of long-term notes payable	151	142
Total current liabilities	92,802	85,013
Long-term notes payable	830	997
Deferred income tax liabilities	27,550	25,171
Total liabilities	121,182	111,181
COMMITMENTS AND CONTINGENCIES (Note 11)		
SHAREHOLDERS' EQUITY:		
Preferred stock; $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	–	–
Class A common stock (one vote per share); $0.001 par value; 100,000,000 shares authorized; 54,281,413 and 52,428,363 shares issued, 45,514,011 and 47,056,952 shares outstanding, respectively	54	52
Class B common stock (ten votes per share); $0.001 par value; 50,000,000 shares authorized; 21,006,394 and 21,246,394 shares issued and outstanding, respectively	21	21
Additional paid-in capital	351,649	314,710
Retained earnings	376,251	393,341
Accumulated other comprehensive loss	(82)	(12)
Class A Treasury stock, at cost, 8,767,402 and 5,371,411 shares, respectively	(191,943)	(88,580)
Deferred stock compensation	(5,534)	(1,326)
Total shareholders' equity	530,416	618,206
Total Liabilities and Shareholders' Equity	$ 651,598	$ 729,387

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except net income per share data)

	For The Fiscal Years Ended		
	August 27, 2005	August 28, 2004	August 30, 2003
	(52 Weeks)	(52 Weeks)	(52 Weeks)
NET SALES	$ 1,099,915	$ 955,282	$ 844,663
COST OF GOODS SOLD	595,840	524,913	464,965
Gross profit	504,075	430,369	379,698
OPERATING EXPENSES	326,415	299,661	296,760
Income from operations	177,660	130,708	82,938
OTHER INCOME:			
Interest income, net	3,973	1,979	1,387
Other income, net	121	354	88
	4,094	2,333	1,475
Income before provision for income taxes	181,754	133,041	84,413
Provision for income taxes	69,484	51,886	32,321
Net income	$ 112,270	$ 81,155	$ 52,092
PER SHARE INFORMATION:			
Net income per common share:			
Basic	$ 1.65	$ 1.21	$ 0.78
Diluted	$ 1.61	$ 1.17	$ 0.77
Weighted average shares used in computing net income per common share:			
Basic	67,934	67,056	66,537
Diluted	69,889	69,548	67,912

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED AUGUST 27, 2005, AUGUST 28, 2004 AND AUGUST 30, 2003

(In thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury Stock		Deferred Stock	
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss	Shares	Amount at cost	Compensation	Total
BALANCE, August 31, 2002	38,571	$ 38	32,137	$ 32	$ 253,564	$ 283,348	$ –	3,982	$ (62,303)	$ –	$ 474,679
Common stock issued under associate stock purchase plan	–	–	–	–	–	(557)	–	(82)	1,768	–	1,211
Purchase of treasury stock	(153)	–	–	–	–	–	–	1,283	(22,598)	–	(22,598)
Exercise of common stock options, including income tax benefits of $3,101	408	1	–	–	8,285	–	–	–	–	–	8,286
Cash dividends paid ($.05 per share)	–	–	–	–	–	(3,315)	–	–	–	–	(3,315)
Net income	–	–	–	–	–	52,092	–	–	–	–	52,092
BALANCE, August 30, 2003	38,826	$ 39	32,137	$ 32	$ 261,849	$ 331,568	$ –	5,183	$ (83,133)	$ –	$ 510,355
Exchange of Class B common stock for Class A common stock	10,891	11	(10,891)	(11)	–	–	–	–	–	–	–
Grant of restricted common stock (Note 10)	52	–	–	–	1,477	–	–	–	–	(1,477)	–
Cancellation of restricted common stock											
Amortization of deferred stock compensation	–	–	–	–	–	–	–	–	–	151	151
Common stock issued under associate stock purchase plan	–	–	–	–	–	98	–	(62)	1,307	–	1,405
Purchase of treasury stock	–	–	–	–	–	–	–	250	(6,754)	–	(6,754)
Exercise of common stock options, including income tax benefits of $15,368	2,659	2	–	–	51,384	–	–	–	–	–	51,386
Cash dividends paid	–	–	–	–	–	(19,480)	–	–	–	–	(19,480)
Net income	–	–	–	–	–	81,155	–	–	–	–	81,155
Unrealized losses on available-for-sale securities net of tax benefit	–	–	–	–	–	–	(12)	–	–	–	(12)
Comprehensive income											81,143
BALANCE, August 28, 2004	52,428	$ 52	21,246	$ 21	$ 314,710	$ 393,341	$ (12)	5,371	$ (88,580)	$ (1,326)	$ 618,206
Exchange of Class B common stock for Class A common stock	240	–	(240)	–	–		–	–	–	–	–
Grant of restricted common stock (Note 10)	145	–	–	–	5,088	–	–	–	–	(5,088)	–
Cancellation of restricted common stock	(3)		–	–	(76)	–	–	–	–	76	–
Amortization of deferred stock compensation	–	–	–	–	–	–	–	–	–	804	804
Common stock issued under associate stock purchase plan	–	–	–	–	–	405	–	(71)	1,396	–	1,801
Purchase of treasury stock	–	–	–	–	–	–	–	3,467	(104,759)	–	(104,759)
Exercise of common stock options, including income tax benefits of $10,043	1,471	2	–	–	31,927	–	–	–	–	–	31,929
Cash dividends paid	–	–	–	–	–	(129,765)	–	–	–	–	(129,765)
Net income	–	–	–	–	–	112,270	–	–	–	–	112,270
Unrealized losses on available-for-sale securities net of tax benefit	–	–	–	–	–	–	(70)	–	–	–	(70)
Comprehensive income											112,200
BALANCE, August 27, 2005	54,281	$ 54	21,006	$ 21	$ 351,649	$ 376,251	$ (82)	8,767	$ (191,943)	$ (5,534)	$ 530,416

See accompanying notes.

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED AUGUST 27, 2005, AUGUST 28, 2004 AND AUGUST 30, 2003

(In thousands)

	For The Fiscal Years Ended		
	August 27, 2005	August 28, 2004	August 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 112,270	$ 81,155	$ 52,092
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,258	12,315	15,360
Loss on disposal of property, plant and equipment	219	–	49
Amortization of deferred stock compensation	804	151	–
Provision for doubtful accounts	2,711	1,761	1,579
Deferred income taxes	2,213	(2,617)	6,798
Stock option income tax benefit	10,043	15,368	3,101
Amortization of bond premium	471	248	–
Changes in operating assets and liabilities:			
Accounts receivable	(15,135)	(22,240)	(855)
Inventories	(5,772)	(23,825)	3,961
Prepaid expenses and other current assets	(2,488)	(4,329)	(5,349)
Other assets	(242)	2,534	(116)
Accounts payable and accrued liabilities	7,780	6,396	7,056
Total adjustments	12,862	(14,238)	31,584
Net cash provided by operating activities	125,132	66,917	83,676
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of investments in available-for-sale securities	205,573	56,070	–
Purchases of investments in available-for-sale securities	(106,795)	(200,127)	–
Expenditures for property, plant and equipment	(11,412)	(8,664)	(9,623)
Net cash provided by (used in) investing activities	87,366	(152,721)	(9,623)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(104,759)	(6,754)	(22,598)
Payment of cash dividends	(129,765)	(19,480)	(3,315)
Proceeds from sale of Class A common stock in connection with associate stock purchase plan	1,801	1,405	1,211
Proceeds from exercise of Class A common stock options	21,886	36,018	5,185
Repayments of notes payable	(158)	(162)	(220)
Net cash (used in) provided by financing activities	(210,995)	11,027	(19,737)
Net increase (decrease) in cash and cash equivalents	1,503	(74,777)	54,316
CASH AND CASH EQUIVALENTS, beginning of year	39,517	114,294	59,978
CASH AND CASH EQUIVALENTS, end of year	$ 41,020	$ 39,517	$ 114,294
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 52,855	$ 42,184	$ 22,516

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts and shares in thousands, except per share data)

1. BUSINESS

MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, the "Company" or "MSC") is a distributor of industrial supplies and equipment with headquarters in Melville, New York. The Company serves primarily domestic markets through its distribution network, which includes approximately 90 local MSC branches in 37 states, and regional distribution centers near Harrisburg, Pennsylvania; Elkhart, Indiana; Atlanta, Georgia; and Reno, Nevada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MSC and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is on a 52 or 53 week basis, ending on a Saturday close to August 31.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, as well as certain highly liquid investments with original maturities of three months or less.

Concentrations of Credit Risk

The Company's mix of receivables is diverse, with approximately 343,000 combined active customer accounts. The Company sells its products primarily to end-users. The Company performs periodic credit evaluations of its customers' financial condition and collateral is generally not required. Receivables are generally due within 30 days. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit worthiness and provides a reserve for accounts that are potentially uncollectible.

The Company maintains the majority of its cash, cash equivalents and available-for-sale securities with high quality financial institutions. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand and therefore bear minimal risk.

Inventory Valuation

Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost or market.

Available-for-sale securities

The Company's investments consist of municipal notes and bonds and corporate bonds. Investments with original or remaining maturities of less than one year are considered to be short-term. The custodians of these investments are major financial institutions. The Company's investments are classified as available-for-sale and are recorded on the consolidated balance sheet at fair value. Unrealized gains and losses on investments are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. The Company will recognize an impairment charge if a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation and amortization of property, plant and equipment are computed for financial reporting purposes on the straight-line method based on the estimated useful lives of the assets.

The Company capitalizes certain payroll costs associated with the development of internal computer systems in accordance with Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs are included within property, plant and equipment in the accompanying consolidated balance sheets. These costs are amortized on a straight-line basis over the estimated useful lives of the related computer systems, not to exceed five years.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Accumulated amortization is $7,286 at August 27, 2005 and August 28, 2004. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company on September 2, 2001, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company has evaluated its intangible assets to identify goodwill separately from other identifiable intangibles. The Company has classified its intangible assets as goodwill with an indefinite life as no other separately identifiable intangibles exist. Therefore, the Company's goodwill is no longer amortized.

The Company tests goodwill for impairment as of the first day of its fiscal fourth quarter using the two-step process prescribed in SFAS No. 142. Based on the impairment tests performed, there was no impairment of goodwill for fiscal years 2005, 2004 and 2003.

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, and deferred catalog costs, relying on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized. No impairment loss was required to be recorded by the Company during fiscal 2005, 2004 and 2003.

Deferred Catalog Costs

The costs of producing and distributing the Company's principal catalogs are deferred ($11,894 and $11,678 at August 27, 2005 and August 28, 2004, respectively) and included in other assets in the Company's consolidated balance sheets in accordance with SOP 93-7, "Reporting on Advertising Costs." These costs are charged to expense over the period that the catalogs remain the most current source of sales, which is typically one year or less. The costs associated with brochures and catalog supplements are charged to expense as distributed. The total amount of advertising costs, net of co-operative advertising receipts from vendor sponsored programs, included in operating expenses was approximately $15,521, $18,199 and $20,553 for the fiscal years ended August 27, 2005, August 28, 2004 and August 30, 2003, respectively.

The Company, in accordance with Emerging Issue Task Force ("EITF") Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," records cash consideration received for advertising costs incurred to sell the vendor's products as a reduction of the Company's advertising costs and is included in operating expenses. Rebates received from a vendor related to volume purchases are recorded as a reduction to the cost of goods sold.

Product Warranties

The Company offers a one-year warranty for certain of its machinery products. The specific terms and conditions of those warranties vary depending upon the product sold. Generally, the Company provides a basic limited warranty, including parts and labor, for these products for one year. The Company would be able to recoup certain of these costs through product warranties it holds with its original equipment manufacturers, which typically range from thirty to ninety days. In addition, the Company's general merchandise products are covered by third party original equipment manufacturers' warranties. The Company's warranty expense has been minimal.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. In most cases, these conditions are met when the product is shipped to the customer or services have been rendered. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based upon historical return rates.

Shipping and Handling Costs

In accordance with EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company includes shipping and handling fees billed to customers in net sales and shipping and handling costs associated with outbound freight in operating expenses in the accompanying consolidated statements of income. The shipping and handling costs in operating expenses were approximately $50,573, $45,882, and $40,410 for the fiscal years ended August 27, 2005, August 28, 2004 and August 30, 2003, respectively.

Self-Insurance

The Company has a self-insured group health plan. The Company is responsible for all covered claims to a maximum liability of $300 per participant during a September 1 plan year. Benefits paid in excess of $300 are reimbursed to the plan under the Company's stop loss policy. Group health plan expense for fiscal 2005, 2004 and 2003 was approximately $23,885, $18,902, and $19,535, respectively.

Stock Based Compensation

The Company accounts for its stock option plans utilizing the intrinsic value method, under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense is reflected in net income related to stock option grants, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company also has a restricted stock plan that allows for the granting of restricted common stock to the Company's employees. The related compensation expense is charged against net income over the vesting period (see note 10). Interim pro-forma information regarding net income and net income per common share is required by Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," if the Company accounts for its stock options granted under the intrinsic value method.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions, under which compensation expense would be recognized as incurred, of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2005(a)	2004(a)	2003(a),(b)
Net income:	$ 112,270	$ 81,155	$ 52,092
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	490	92	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,594	1,375	6,412
Pro forma net income	$ 109,166	$ 79,872	$ 45,680
Net income per common share:			
Net income per common share, as reported	$ 1.65	$ 1.21	$ .78
Net Income per common share, pro forma	1.61	1.19	.69
Diluted net income per common share, as reported	$ 1.61	$ 1.17	$ .77
Diluted net income per common share, pro forma	1.56	1.15	.67

(a) The stock-based employee compensation expense has been reduced for tax benefits received for disqualifying dispositions made by stock option plan participants. This resulted in an increase to pro forma net income of $3,963, $6,466 and $822 in fiscal 2005, 2004 and 2003, respectively.

(b) The stock-based employee compensation expense and pro-forma net income amounts in fiscal 2003 reflect a cumulative catch-up adjustment in the amount of $4,200 for actual option forfeitures which have been greater than the historical estimated forfeitures rate.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Affiliates

The Company is affiliated with two real estate entities (together, the "Affiliates"). The Affiliates are owned by the Company's principal shareholders. See Note 11 for discussion of related-party transactions with the various real estate entities.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The Company's available-for sale securities are recorded at fair value based on quoted market prices. The fair value of the Company's debt, including current maturities are estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's debt at August 27, 2005 and August 28, 2004 approximates its fair value.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income and its components. The components of comprehensive income, net of tax are as follows:

	For the Fiscal Years Ended		
	August 27, 2005	August 28, 2004	August 30, 2003
Net income, as reported	112,270	81,155	52,092
Unrealized losses on available-for-sale securities	(114)	(20)	–
Tax benefit	44	8	–
Comprehensive income	$ 112,200	$ 81,143	$ 52,092

Web Site Development Costs

The Company complies with the provisions of EITF Issue 00-02, "Accounting for Web Site Development Costs." This standard categorizes certain costs as an internal use of software, which would be subject to the requirements of SOP 98-1, while other costs would be subject to capitalization or expense pursuant to SOP 93-7.

Income Taxes

The Company provides for income taxes in accordance with the asset and liability method specified by SFAS No. 109, "Accounting for Income Taxes." The deferred income tax amounts included in the consolidated balance sheets are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Differences between assets and liabilities for financial statement and tax return purposes are principally related to inventories and depreciable lives of assets.

Segment Reporting

The Company's results of operations are reviewed by the Chief Operating Officer on a consolidated basis and the Company operates in only one segment.

Common Stock

Each holder of the Company's Class A common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B common stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A common stock, on all matters which are subject to shareholder approval. Holders of Class A common stock and Class B common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock.

The holders of the Company's Class B common stock have the right to convert their shares of Class B common stock into shares of Class A common stock at their election and on a one-to-one basis, and all shares of Class B common stock convert into shares of Class A common stock on a one to-one basis upon the sale or transfer of such shares of Class B common stock to any person who is not a member of the Jacobson or Gershwind families or any trust not established principally for members of the Jacobson or Gershwind families or is not an executor, administrator or personal representative of an estate of a member of the Jacobson or Gershwind families.

Preferred Stock

The Company has authorized 5,000 shares of preferred stock. The Company's Board of Directors has the authority to issue shares of preferred stock. Shares of preferred stock have priority over the Company's Class A common stock and Class B common stock with respect to dividend or liquidation rights, or both. As of August 27, 2005, there were no shares of preferred stock issued or outstanding.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "*Share-Based Payment*" ("FAS 123R"). FAS 123R is a revision of Financial Accounting Standards No. 123, as amended, "*Accounting for Stock-Based Compensation*" ("FAS 123") and supercedes Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*". FAS 123R eliminates the alternative to use the intrinsic value method of accounting that was provided in FAS 123, which generally resulted in no compensation expense being recorded in the financial statements related to the issuance of equity awards to employees. FAS 123R requires us to measure all employee stock-based compensation awards using a fair value method and to record such expense in our consolidated financial statements, as opposed to the pro forma note presentation previously used. The Company adopted FAS 123R at the beginning of our first quarter in fiscal 2006, and are applying the provisions of the statement prospectively for any newly issued, modified or settled award after the date of initial adoption, as well as for any awards that were granted prior to the adoption date for which the requisite service period has not been provided as of the adoption date. We intend to continue to use the Black-Scholes option pricing model to calculate total stock compensation expense. However, we expect that the impact to diluted earnings per share will be greater in fiscal 2006 than that of fiscal 2005 and fiscal 2004 pro-forma note presentation in the notes to the financial statements. This is primarily the result of a reduction in the expected tax benefits related to disqualifying dispositions. We estimate that stock compensation, net of related tax benefits, will account for approximately $0.09 in dilution in earnings per share for fiscal 2006.

3. NET INCOME PER SHARE

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net income per common share ("Basic EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share ("Diluted EPS") is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of income.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended August 27, 2005, August 28, 2004 and August 30, 2003, respectively:

	Net Income			Shares			Net Income Per Share		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
BASIC EPS:									
Net income	$ 112,270	$ 81,155	$ 52,092	67,934	67,056	66,537	$ 1.65	$ 1.21	$ 0.78
Effect of dilutive associate stock options	–	–	–	1,955	2,492	1,375	(.04)	(.04)	(.01)
DILUTED EPS:									
Net income	$ 112,270	$ 81,155	$ 52,092	69,889	69,548	67,912	$ 1.61	$ 1.17	$ 0.77

Options to purchase approximately 20 and 268 shares of Class A common stock in fiscal 2005 and 2003, respectively, were not included in the computation of Diluted EPS because the exercise price exceeded the average market price of common shares for the period. These options were still outstanding at the end of the related periods.

4. INVESTMENTS

The following tables summarize the Company's available-for-sale securities:

August 27, 2005	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities:				
Corporate Notes and Bonds	$ 11,998	$ 23	$ (9)	$ 12,012
Municipal Notes and Bonds	32,614	–	(148)	32,466
Total available-for-sale securities:	$ 44,612	$ 23	$ (157)	$ 44,478

August 28, 2004	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities:				
Corporate Notes and Bonds	$ 12,548	$ 6	$ (12)	$ 12,542
Municipal Notes and Bonds	130,966	4	(15)	130,955
U.S. Treasury Note	303	–	(3)	300
Total available-for-sale securities:	$ 143,817	$ 10	$ (30)	$ 143,797

The following table summarizes the ultimate maturities of the Company's available-for-sale securities at August 27, 2005:

	Amortized Cost	Fair Value
Within one year	$ 4,274	$ 4,254
Due in 1 - 5 years	19,084	19,026
Due in 5 - 10 years	6,836	6,791
Due after 10 years	14,418	14,407
Total	$ 44,612	$ 44,478

Since the available-for-sale securities with maturities due after 10 years are primarily variable rate debt securities that re-set to market interest rates at various time intervals, amortized costs approximate fair market value.

5. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment and the estimated useful lives used in the computation of depreciation and amortization:

	Number of Years	August 27, 2005	August 28, 2004
Land	–	$ 11,552	$ 11,552
Building	40	51,132	50,994
Building and leasehold improvements	The lesser of the life of the lease or 31.5	19,005	18,543
Furniture, fixtures and equipment	3-10	59,826	59,844
Automobiles	5	427	427
Computer systems, equipment and software	3-5	64,108	58,550
		206,051	199,910
Less: accumulated depreciation and amortization		103,832	96,626
		$ 102,219	$ 103,284

The amount of capitalized interest, net of accumulated amortization, included in property, plant and equipment is $1,268 and $1,310 at August 27, 2005 and August 28, 2004, respectively.

6. INCOME TAXES

The provision for income taxes is comprised of the following:

	For the Fiscal Years Ended		
	August 27, 2005	August 28, 2004	August 30, 2003
Current:			
Federal	$ 55,840	$ 45,271	$ 20,802
State and local	11,431	9,232	4,721
	67,271	54,503	25,523
Deferred:			
Federal	1,836	(2,163)	5,542
State and local	377	(454)	1,258
Valuation Allowance	–	–	(2)
	2,213	(2,617)	6,798
Total	$ 69,484	$ 51,886	$ 32,321

Significant components of deferred tax assets and liabilities are as follows:

	August 27, 2005	August 28, 2004
Current and non-current deferred tax liabilities:		
Depreciation	$ (22,009)	$ (19,898)
Deferred catalog costs	(4,658)	(4,529)
Goodwill	(883)	(744)
	(27,550)	(25,171)
Current and non-current deferred tax assets:		
Accounts receivable	499	460
Inventory	4,966	5,500
Deferred compensation	703	27
Internet investments	3,386	3,386
Other	3,998	4,013
Valuation allowance	(3,386)	(3,386)
	10,166	10,000
Net Deferred Tax Liabilities	$ (17,384)	$ (15,171)

The Company records a valuation allowance to properly reflect the estimated amount of deferred tax assets that most likely will not be realized due to the capital loss generated by the impairment charge related to its Internet investments.

Reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

	For the Fiscal Years Ended		
	August 27, 2005	August 28, 2004	August 30, 2003
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	4.3	5.0	4.8
Other, net	(1.1)	(1.0)	(1.5)
Effective income tax rate	38.2%	39.0%	38.3%

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	August 27, 2005	August 28, 2004
Accrued payroll, bonus and fringe	$ 27,475	$ 23,288
Accrued advertising	4,955	4,871
Accrued sales, property and income taxes	12,868	8,652
Accrued other	10,782	11,827
Total accrued liabilities	$ 56,080	$ 48,638

8. LONG-TERM NOTES PAYABLE

Long-term notes payable consist of the following:

	August 27, 2005	August 28, 2004
Revolving credit agreement(a)	$ –	$ –
Term notes payable(b)	981	1,139
	981	1,139
Less: current portion	151	142
	$ 830	$ 997

(a) As of August 28, 2004, the Company had an available $110 million revolving credit agreement with a group of banks. The Company allowed its former credit facility to expire on October 31, 2004. As of August 28, 2004, the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants. The Company has obtained an uncommitted $30.0 million line of credit, up to $5.0 million of this amount can be used for letters of credit, with a large financial institution (the "Lender"). The Company can draw funds on this line subject to future due diligence and negotiation with the Lender. Borrowings will bear interest at rates mutually agreed to when a borrowing request is made. The Company expects borrowings to bear interest at the banks base prime rate in effect (6.5% at August 27, 2005) or, at the Company's option, 0.75% above the reserve adjusted LIBOR rates for loans with interest periods of thirty, sixty or ninety days. There are no covenants associated with this line of credit and no funds have been drawn down to date.

(b) The term notes payable consist of notes payable to the Pennsylvania Industrial Development Authority which are secured by the land on which the Harrisburg, Pennsylvania distribution center is located and bears interest at 3% per annum payable in monthly installments of approximately $15 (includes principal and interest) through September 2011.

Maturities of notes payable are as follows:

Fiscal Year	
2006	$ 151
2007	145
2008	161
2009	165
2010	171
Thereafter	188
	$ 981

9. CAPITAL STOCK AND DIVIDENDS

Treasury Stock Purchases

On September 26, 2002, the Board of Directors of the Company approved the replenishment of the Company's stock repurchase plan (the "Plan") that allows for the repurchase of up to 5,000 shares of the Company's Class A common stock. The Plan allows the Company to repurchase shares at any time and in any increments it deems appropriate. During fiscal 2005 and fiscal 2004, the Company repurchased 3,467 shares and 250 shares of its Class A common stock for $104,759 and $6,754, respectively, which is reflected at cost as treasury stock in the accompanying consolidated financial statements. On June 29, 2005, the Board of Directors reaffirmed and replenished the stock purchase plan so that the total number of shares of Class A common stock authorized for future repurchase was restored to 5,000 shares. The Company reissued approximately 71 and 62 shares of treasury stock during fiscal 2005 and fiscal 2004, respectively, to fund the associate stock purchase plan (Note 10).

Cash Dividend

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. This policy is reviewed regularly by the Board of Directors. In fiscal 2005, in addition to the regular quarterly cash dividends, on June 29, 2005, the Board of Directors approved a special cash dividend of $1.50 per share resulting in a cash payout of approximately $99,762 on August 15, 2005 to holders of record on August 8, 2005.

On October 21, 2005, the Board of Directors approved a quarterly dividend of $0.12 per share payable on November 10, 2005 to shareholders of record at the close of business on November 3, 2005. The dividend of $0.12 per share will result in a quarterly payout of approximately $8,000.

10. ASSOCIATE BENEFIT PLANS

Stock Purchase Plan

The Company has established a qualified Stock Purchase Plan, the terms of which allow for qualified associates (as defined) to participate in the purchase of up to a maximum of 500 shares of the Company's Class A common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each stock purchase period. The associates purchased approximately 71 and 62 shares of common stock during fiscal 2005 and 2004 pursuant to this plan at an average per share price of $25.37 and $21.15, respectively. On January 4, 2005, shareholders of the Company approved a 300 share increase to the Associate Stock Purchase Plan. As of August 27, 2005, approximately 314 shares remain reserved for issuance under this plan.

Savings Plan

The Company maintains a defined contribution plan with both a profit sharing feature and a 401(k) feature which covers all associates who have completed at least one month of service with the Company. For fiscal 2005, 2004, and 2003, the Company contributed $1,743, $1,594 and $1,529, respectively, to the plan. Company contributions are discretionary.

Stock Option Plan

The Company maintains the MSC Industrial Direct Co., Inc. 1995, 1998 and 2001 Stock Option Plans, pursuant to which options to purchase an aggregate of up to 15,000 shares of the Company's Class A common stock have been or may be granted. Options may be granted to key associates, directors and consultants. Options granted prior to October 26, 2004 had terms not to exceed ten years and generally vested ratably over five years. Options granted on October 26, 2004 have terms not to exceed seven years and generally vest ratably over four years. Vesting requirements other than the aforementioned are set forth by the Board of Directors when the award is granted. As of August 27, 2005, 7,488 shares remain reserved for issuance under this plan (this includes the shares required to be issued to satisfy 3,625 stock options outstanding at August 27, 2005).

A summary of the status of the Company's stock option plans at August 27, 2005, August 28, 2004 and August 30, 2003 and changes during the years then ended is presented in the table and narrative below:

	2005		2004		2003	
	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
Outstanding—beginning of year	4,807	$ 15.79	6,820	$ 14.09	7,347	$ 14.00
Granted	362	32.55	718	23.63	23	17.40
Exercised	(1,471)	14.88	(2,659)	13.55	(408)	12.70
Cancelled/forfeited	(73)	17.93	(72)	15.03	(142)	14.36
Outstanding—end of year	3,625	17.80	4,807	15.79	6,820	14.09
Exercisable—end of year	1,884	14.93	2,324	15.08	3,829	14.60
Weighted average fair value of options granted	$ 14.34		$ 12.63		$ 10.23	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected life (years)	5.5	7.5	7.5
Risk-free interest rate	3.6%	4.0%	3.8%
Volatility	48.7%	51.1%	51.9%
Dividend yield	1.23%	0.85%	0.0%

The following table summarizes information about stock options outstanding at August 27, 2005:

Range of Exercise Prices	Number of Options Outstanding at August 27, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable at August 27, 2005	Weighted Average Exercise Price
$7.75 - $11.63	233	3.8	$ 7.94	233	$ 7.94
11.64 - 17.46	2,107	5.1	14.36	1,250	14.34
17.47 - 26.21	892	6.9	22.14	386	20.54
26.22 - 35.20	393	6.5	32.23	15	28.41
	3,625		$ 17.80	1,884	$ 14.93

Restricted Stock Plan

The Company awarded 145 and 52 shares of Class A common stock to certain members of senior management in fiscal 2005 and 2004, respectively. These shares were issued pursuant to the Company's Restricted Stock Plan. The value of these shares at the grant date is included as a separate component of shareholders' equity, and the related compensation charge is being recorded over the vesting period. Associates will forfeit all non vested shares upon departure from the Company under most circumstances. As of August 27, 2005, approximately 3 shares were cancelled or forfeited.

On January 4, 2005, shareholders of the Company approved an increase in the number of shares eligible for issuance under the Company's Restricted Stock Plan of 175 shares and a change in the vesting period to five years (from seven years) for restricted shares granted on or after January 4, 2005. As of August 27, 2005, approximately 65 additional shares remain reserved for future issuance under the Restricted Stock Plan which expires on November 16, 2005.

11. COMMITMENTS AND CONTINGENCIES

Leases

Certain of the operations of the Company are conducted on leased premises, two of which are leased from affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2009. At August 27, 2005, approximate minimum annual rentals on such leases are as follows:

Fiscal Year	Total (Including Related Party Commitments)	Related Party Commitments
2006	$ 6,020	$ 1,736
2007	5,165	1,745
2008	4,263	1,745
2009	2,968	1,747
2010	1,950	1,745
Thereafter	22,872	22,769
Total	$ 43,238	$ 31,487

Total rental expense (exclusive of real estate taxes, insurance and other operating costs) for all operating leases for fiscal 2005, 2004 and 2003 was approximately $5,487, $5,261 and $5,007, respectively, including approximately $1,734, $1,794 and $1,871, respectively, paid to affiliates. In the opinion of the Company's management, the leases with affiliates are on terms which approximate fair market value.

12. LEGAL PROCEEDINGS

There are various claims, lawsuits, and pending actions against the Company and its subsidiaries incident to the operations of its businesses in the ordinary course. It is the opinion of management that the ultimate resolution of such claims, lawsuits and pending actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

SHARHOLDERS' INVESTMENT.

MSC's Class A common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MSM." MSC's Class B common stock is not traded over any public market.

The following table sets forth the range of the high and low closing sales prices as reported by the NYSE and cash dividends per share for the period from August 31, 2003 to August 27, 2005.

	Price of Class A Common Stock		Dividend Per Share Common Stock
Fiscal Year Ended August 27, 2005	High	Low	Class A & Class B
First Quarter	$ 36.27	$ 30.86	$ .10
Second Quarter	36.59	31.28	.10
Third Quarter	33.21	26.87	.12
Fourth Quarter	38.69	29.76	1.62*

	Price of Class A Common Stock		Dividend Per Share Common Stock
Fiscal Year Ended August 28, 2004	High	Low	Class A & Class B
First Quarter	$ 27.77	$ 20.55	$ .05
Second Quarter	29.69	25.00	.08
Third Quarter	31.95	27.03	.08
Fourth Quarter	33.96	28.35	.08

* Includes a special dividend of $1.50 per share.

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. This policy is reviewed regularly by the Board of Directors. In fiscal 2005, in addition to the regular quarterly cash dividends, on June 29, 2005, the Board of Directors approved a special cash dividend of $1.50 per share resulting in a cash payout of approximately $99.8 million on August 15, 2005 to holders of record on August 8, 2005.

On October 21, 2005, the Board of Directors approved a quarterly cash dividend of $0.12 per share payable on November 10, 2005 to shareholders of record at the close of business on November 3, 2005. The dividend of $0.12 per share will result in a quarterly payout of approximately $8.0 million.

On November 8, 2005, the last reported sales price for MSC's Class A common stock on the NYSE was $37.82 per share.

The approximate number of holders of record of MSC's Class A common stock as of November 8, 2005 was 607. The number of holders of record of MSC's Class B common stock as of November 8, 2005 was 9.

2005 Corporate Information

Board of Directors

Mitchell Jacobson	Chairman of the Board	MSC Industrial Direct Co., Inc.
Denis Kelly*	Partner	Scura, Rise and Partners LLC
Roger Fradin*	President and Chief Executive Officer	Automation & Control Products Honeywell International
Philip Peller*	Business Consultant	Retired Partner, Arthur Andersen LLP
Raymond Langton*	Co-founder and Chief Executive Officer	Applied Tech Products
David Sandler	President and Chief Executive Officer	MSC Industrial Direct Co., Inc.
Charles Boehlke	Executive Vice President and Chief Financial Officer	MSC Industrial Direct Co., Inc.

* Member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee

Executive Officers

Mitchell Jacobson	Chairman of the Board
David Sandler	President and Chief Executive Officer
Charles Boehlke	Executive Vice President and Chief Financial Officer
Ross Anker	Senior Vice President, Product Management and Information Systems
Tom Cox	Senior Vice President, Sales
James Schroeder	Senior Vice President, Logistics
Shelley Boxer	Vice President, Finance
Thomas Eccleston	Vice President, Plant & Equipment and Secretary

Corporate Information

Annual Meeting
The 2006 Annual Meeting of Shareholders will be held at:
JP Morgan Chase Conference Center
Melville, Long Island, New York
on Tuesday, January 3, 2006 at 9 a.m.

Company Headquarters
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, New York 11747
(516) 812-2000

Visit the Company's website on the Internet at www.MSCdirect.com

Investor Relations Contact
Shelley Boxer
MSC Industrial Direct Co., Inc.
(516) 812-2000

The Company's 10-K and other financial data will be provided upon request to MSC Industrial Direct Co., Inc. Investor Relations Coordinator at Company Headquarters.

Independent Auditors
Ernst & Young LLP
Melville, New York

Investor Relations Counsel
Financial Dynamics
New York, New York

Legal Counsel
Katten Muchin Rosenman LLP
New York, New York

Registrar and Transfer Agent
Computershare
Shareholder Services
PO Box 43023
Providence, Rhode Island 02940

Associates
The Company had 3,087 associates on Aug. 27, 2005, of which 2,930 were full-time.

Common Stock Listed
MSC Industrial Direct Co., Inc. shares are traded on the New York Stock Exchange under the symbol "MSM."

Dividend Policy
The Company has instituted a policy of regular quarterly cash dividends to shareholders. Currently, the quarterly dividend rate is $0.12 per share, or $0.48 per share annually.

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.




MSC
Industrial
Direct Co., Inc.

75 Maxess Road
Melville, New York 11747
(516) 812-2000
www.MSCdirect.com
NYSE listed: MSM